Exhibit 99.1

     FINANCIAL FEDERAL CORPORATION REPORTS THIRD QUARTER RESULTS


NEW YORK, NY:  June 4, 2008 - Financial Federal Corporation (NYSE:
FIF) today announced results for its third quarter ended April 30, 2008. Net income was $12.7 million, matching the third quarter of fiscal 2007. Diluted earnings per share increased by 6% to $0.51 from $0.48. Finance receivables originated during the quarter were $232 million compared to $307 million in the third quarter of fiscal 2007.

For the first nine months of fiscal 2008 and 2007, net income was $37.9 million and $37.3 million, respectively, a 2% increase. Diluted earnings per share increased by 9% to $1.52 from $1.40. Finance receivables originated were $715 million in 2008 compared to $911 million in 2007. Finance receivables outstanding decreased to $2.01 billion at April 30, 2008 from $2.13 billion at July 31, 2007.

Paul R. Sinsheimer, Chairman and CEO, said: "We are pleased to report a 6% increase in year-over-year diluted earnings per share and an increase in our liquidity to over $300 million during a very challenging economic period. At a time when many financial institutions have been forced to raise expensive and dilutive equity because of large write-offs and operating losses, we continue to operate with a very low leverage and above average asset quality."

Steven F. Groth, CFO, added: "Our long-term focus on discipline and hard work has created a strong, conservative capital structure based on diverse funding sources, long-term credit commitments, low leverage and ample liquidity that has successfully withstood the current severe, unexpected turbulence in the credit markets."

Asset Quality
Asset quality has been declining but remained favorable in the third quarter of fiscal 2008:
  * Net charge-offs were $1.0 million or 0.19% (annualized) of average finance receivables compared to $0.7 million or 0.13% for the quarter ended January 31, 2008 and $33,000 or 0.01% for the quarter ended April 30, 2007.
  * Non-performing assets were 2.01% of total finance receivables at April 30, 2008 compared to 1.82% at January 31, 2008 and 0.86% at April 30, 2007.
  * Delinquent receivables (60 days or more past due) were 1.14% of total receivables at April 30, 2008 compared to 1.22% at January 31, 2008 and 0.72% at April 30, 2007.

Net charge-offs were $2.0 million or 0.13% (annualized) of average finance receivables for the first nine months of fiscal 2008 compared to net recoveries of $15,000 for the first nine months of fiscal 2007.

Other Financial Highlights
  * Net interest margin improved to 5.79% in the third quarter from 5.32% in the third quarter of fiscal 2007 because of decreases in short-term market interest rates. The net yield on our finance receivables decreased to 9.21% from 9.37% and our cost of debt decreased to 4.44% from 5.33%.
  * The provision for credit losses was $1.5 million compared to no provision recorded in the third quarter of fiscal 2007 because we increased the allowance for credit losses due to higher levels of net charge-offs.
  * Salaries and other expenses increased by 11% to $6.9 million in the third quarter from $6.3 million in the third quarter of fiscal 2007 mostly because of higher non-performing asset costs. The increase in expenses and decrease in receivables led to declines in our efficiency ratio to 23.7% from 23.2% and our expense ratio to 1.38% from 1.23%.
  * Return on equity was 13.0% in the third quarter and 13.1% in the third quarter of fiscal 2007.


Conference Call
The Company will host a conference call June 5, 2008 at 11:00 a.m.
(ET) to discuss its third quarter results. The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2007. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse yield curve changes (v) increased competition (vi) the inability to retain key employees and
(vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


               CONSOLIDATED UNAUDITED INCOME STATEMENTS
               (In thousands, except per share amounts)

=====================================================================
                              Three months ended    Nine months ended
                                       April 30,            April 30,
---------------------------------------------------------------------
                                  2008      2007       2008      2007
=====================================================================
Finance income                 $46,361   $47,490   $144,665  $141,803
Interest expense                17,239    20,541     59,847    62,506
---------------------------------------------------------------------
Net finance income before
  provision for credit losses
  on finance receivables        29,122    26,949     84,818    79,297
Provision for credit losses
  on finance receivables         1,500         -      2,700         -
---------------------------------------------------------------------
   Net finance income           27,622    26,949     82,118    79,297
Salaries and other expenses      6,922     6,243     20,283    18,494
---------------------------------------------------------------------
   Income before income taxes   20,700    20,706     61,835    60,803
Provision for income taxes       8,008     7,996     23,893    23,468
---------------------------------------------------------------------
     NET INCOME                $12,692   $12,710   $ 37,942  $ 37,335
=====================================================================

Earnings per common share:
    Diluted                      $0.51     $0.48      $1.52     $1.40
    Basic                        $0.52     $0.49      $1.55     $1.43
=====================================================================

Number of shares used:
    Diluted                     24,689    26,529     24,947    26,730
    Basic                       24,359    26,042     24,459    26,177
=====================================================================



           CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                           (In thousands)

=====================================================================
                                April 30,      July 31,     April 30,
                                     2008          2007          2007
=====================================================================
ASSETS
Finance receivables            $2,011,253    $2,128,353    $2,097,937
Allowance for credit losses       (24,677)      (23,992)      (24,115)
---------------------------------------------------------------------
   Finance receivables - net    1,986,576     2,104,361     2,073,822
Cash                               10,987         5,861        12,724
Other assets                       14,875         9,852         9,617
---------------------------------------------------------------------
TOTAL ASSETS                   $2,012,438    $2,120,074    $2,096,163
=====================================================================

LIABILITIES
Debt                           $1,556,000    $1,660,600    $1,632,700
Accrued interest, taxes and
  other liabilities                55,286        71,721        80,526
---------------------------------------------------------------------
   Total liabilities            1,611,286     1,732,321     1,713,226

STOCKHOLDERS' EQUITY              401,152       387,753       382,937
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY   $2,012,438    $2,120,074    $2,096,163
=====================================================================